Exhibit (a)(1)

Alan R. Spachman

Naples, Florida 34110

March 5, 2014

American Financial Group, Inc.

301 E. Fourth Street

Cincinnati, Ohio 45202

ATTN:	Mr. Carl H. Lindner III	James E. Evans
	Mr. S. Craig Lindner	Terry S. Jacobs
	Kenneth C. Ambrecht	Gregory G. Joseph
	John B. Berding	William W. Verify
	Joseph E. Consolino	John I. Von Lehman
Virginia C. Drosos

RE: Tender Offer for National Interstate Corporation

Dear Members of the Board of Directors of American Financial Group:

I write to share my concerns with the actions of American Financial Group (AFG) and National Interstate Corporation in connection with AFG’s tender offer for the 48% of the outstanding shares of National Interstate that are publicly owned. My primary concerns, aside from price, which I have addressed in other materials that you have seen, are outlined below.

The tender offer reflects serious lapses on the part of both AFG and National Interstate.

The first obvious concerns are violations of fiduciary duties. To start, the recent waiver of the minimum tender condition, coupled with the absence of a commitment to effect a clean-up merger at the tender offer price, make the tender offer highly coercive. Indeed, both AFG’s tender offer materials and National Interstate’s Schedule 14D-9 highlight in clear detail the adverse consequences that a non-tendering shareholder can anticipate if the tender offer closes and a same-price clean-up merger is not effected.

Second, the refusal of National Interstate’s AFG-dominated board to form a committee of directors not tainted by AFG’s interest in paying a low tender offer price, to fulfill National Interstate’s duties to its minority shareholders, is a classic failure of the duty of loyalty to those shareholders, particularly in light of the ubiquitous use of such committees in these circumstances. Third, and perhaps most egregious, National Interstate has shared with AFG (the would-be purchaser) financial advisory information intended for the benefit of National Interstate’s minority shareholders (the would-be sellers), and AFG has used that information to peg a new tender offer price at the lowest level that it had a remote hope of justifying.

The next concerns relate to violations of the federal securities laws. National Interstate only this week, and presumably only because of pressure from the Securities and Exchange Commission (SEC), disclosed to its minority shareholders the Duff & Phelps analyses that help demonstrate how unfavorable the tender offer price is to them. Neither AFG nor National

Interstate has disclosed the projections developed by National Interstate management that were considered by Duff & Phelps in its analyses. These types of analyses and projections are, for good reason, routinely required to be disclosed in connection with “going-private” transactions such as the tender offer. Under no circumstances should AFG have been privy to the Duff & Phelps analyses or the National Interstate management projections. But since AFG in fact had them (through Great American Insurance Company and Messrs. Consolino and Peraino), it should not compound the wrong by failing to disclose them to National Interstate’s minority shareholders. Worse still, AFG is not only seeking to purchase National Interstate shares while in possession of highly material non-public projections from National Interstate’s management, AFG has affirmatively and misleadingly disclosed its own less-optimistic projections of National Interstate’s performance. Finally, both AFG and National Interstate have violated their respective codes of ethics (discussed below) and have failed to file timely the periodic reports that are required in connection with such violations.

The violations of their respective codes of ethics by AFG and National Interstate in connection with the tender offer are disturbing. AFG’s Code of Ethics recites that AFG is committed to full compliance with its SEC reporting obligations. It says that AFG’s employees “may never . . . withhold any material information or assist others in doing so.” It also says that no AFG director, officer or employee may take unfair advantage of anyone through “concealment [or] abuse of privileged information . . . .” AFG’s behavior, described above, cannot be reconciled with these commitments. National Interstate’s Code of Ethics and Conduct provides that “[w]here potential conflicts of interest arise, Directors, officers and employees must . . . refrain from any related decision making process.” Despite making numerous requests to National Interstate’s inside and outside general counsel, I have gotten no explanation of how National Interstate’s AFG-affiliated directors could control National Interstate’s response to the tender offer by AFG without violating National Interstate’s Code of Ethics and Conduct. AFG’s and National Interstate’s silence in response to my questions about National Interstate’s Code of Ethics and Conduct speaks volumes.

In light of the lapses outlined above, it is unremarkable that shareholder class actions have been filed against AFG, National Interstate and the AFG-affiliated directors on the National Interstate board, and that in one case a damages trial schedule has been set. AFG’s behavior – its threats and efforts to acquire enough shares to be able to freeze out the public shareholders without obtaining the support of a majority of the public shares – is cynical, inappropriate and unlawful.

Not surprisingly, the conduct of the tender offer to date is making AFG and National Interstate pariahs in the knowledgeable business and investment communities.

T. Rowe Price, a major shareholder of National Interstate (with approximately 8% of the outstanding shares), noted in a filing with the SEC that it “ha[s] rarely come away with concerns as substantial as those [it] ha[s] identified” in the Great American tender offer, and that it is “quite troubled about both the process the National Interstate Board undertook to evaluate the transaction as well as the consideration offered.” T. Rowe Price took pains to note the very conflicts I have identified repeatedly: the failure to establish any special committee (or other committee independent of the conflicted directors) at National Interstate to review the transaction; the failure to give independent directors of National Interstate the ability to engage their own counsel and financial advisors to evaluate the tender offer; the failure to provide for a majority-of-the-minority tender condition; and the failure to obtain a fairness opinion (which “particularly appalled” T. Rowe Price). Each of these steps, which one would expect from the most basic corporate governance standpoint, has been repeatedly blocked by the AFG-affiliated directors on the National Interstate board.

T. Rowe Price’s and my views are widely shared. The leading shareholder advisory firm, ISS, which rarely comments on tender offers, said that AFG’s offer and related events “raised every red flag in the semaphore.”

The Wall Street Journal has devoted multiple articles to the shortcomings of AFG’s and National Interstate’s conduct in connection with the tender offer. Reuters has commented similarly.

The New York Times, in its February 25, 2014 DealBook feature, described AFG’s unilateral raising of the tender offer price during National Interstate’s February 17, 2014 board meeting as an event that belonged in “the bizarre realm of corporate shenanigans.”

Accordingly, for the reasons set forth in this letter, and in view of the unwillingness of AFG and its designees on the National Interstate board to act in accordance with their fiduciary duties and in compliance with federal and state law, I am filing litigation today in the federal district court for the Northern District of Ohio. I am taking this step because my efforts to persuade AFG and its designees to do the right thing have fallen on deaf ears.

If you want to fix this, here’s how.

Notwithstanding the foregoing, I continue to believe AFG can buy the 48% of the outstanding shares of National Interstate that it does not currently own by the simple expedients of permitting National Interstate to conduct a fair process and AFG offering a fair price. The AFG-affiliated National Interstate directors can permit the formation of a special committee of independent directors, who can hire their own legal and financial advisors and then consider alternatives and endeavor to negotiate a fair tender offer price with AFG. While the recent Duff & Phelps indicative value range of $29.51 per share to $35.72 per share affords some insight into price metrics, the perspective of a completely independent financial advisor answering to only independent directors would impose an important discipline on the process and provide much-needed procedural fairness. If agreement on price can be achieved in such a process, AFG will not have problems convincing National Interstate public shareholders of the merits of the transaction.

AFG and National Interstate are significant businesses that provide valuable services. You are stewards not only of their immediate business and financial performance, but of their continued viability and reputations in their industries and in the capital markets. You can and should fix the problems that I and numerous others have identified.

Sincerely,

/s/ Alan R. Spachman
Alan R. Spachman